UNITED STATES HEATING OIL FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502
(510) 522-3336

April 8, 2011

Ms. Sonia Barros
Special Counsel
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Heating Oil Fund, LP (“US12OF”) Request for Withdrawal of Post-Effective Amendment No. 2 to Registration No. 333-142211
Dear Ms. Barros:

The undersigned Registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (SEC File No. 333-142211), originally filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2011.

Post-Effective Amendment No. 2 was inadvertently filed as a post-effective amendment to the Registrant’s initial registration statement declared effective by the SEC in April 2008. On April 30, 2010, the Registrant’s follow-on registration statement (SEC File No. 333-162718), which also served as a post-effective amendment to the Registrant’s initial public offering (SEC File No. 333-142211), was declared effective by the SEC.  Therefore, following the withdrawal of the April 5, 2011 Post-Effective Amendment, the Registrant will immediately file Post-Effective Amendment No. 1 to the current Registration Statement (SEC File No. 333-162718).

No securities were sold in connection with Post-Effective Amendment No. 2 filed on April 5, 2011.

If you have any questions regarding this application, please contact James M. Cain, Esq. of Sutherland Asbill & Brennan LLP at (202) 383-0180.

Sincerely,

/s/ Howard Mah
Howard Mah Chief Financial Officer of United States Commodity Funds LLC, General Partner of United States Heating Oil Fund, LP